UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

BULLETIN No. 288/2005

DATE: 12/23/05

THE NEW FISCAL REGIME, AN IMPORTANT STEP TO THE
ENHHANCEMENT OF PEMEX’s FINANCIAL STANDING

  Its implementation will avoid decapitalization and will decrease the company’s indebtedness: Suárez Coppel

               PEMEX’s new fiscal regime represents one of the most important steps aimed to transforming PEMEX into a world class company. As such, Juan José Suárez Coppel, Chief Financial Officer, stated that its implementation will contribute to the enhancement of the company’s financial standing, avoid its decapitalization and reduce its indebtedness.

               During a conference held at an institutional level, which was addressed to PEMEX’s, and its subsidiary entities’, officers, administrators, technicians and workers, in order to disclose both the objectives and the scope of the new fiscal regime, Suárez Coppel stated that with the implementation of the new regime, economic deviations in investment decision making, operation and marketing of currently manufactured products, would be eliminated.

               He also stated that the institution’s finances would improve due to the fact that PEMEX’s indebtedness to finance investment projects would decrease in future years, in an equal proportion to the amount saved from taxes between the current fiscal regime and the new one.

               He explained that the new regime mechanics will facilitate a gradual transition during the first four years as compared to the current year as well as a lower fiscal liability for the institution.

               The new fiscal regime is competitive, similar to that found in countries with geological characteristics, development and production costs equal to those in Mexico. The new regime will allow us to deduct from tax payments the value of crude oil and gas exploitation, which will translate into a higher petroleum activity, with the objective of including more hydrocarbon reserves and increasing production volumes.

               He also stated that this new fiscal regime will promote better maintenance of the petroleum facilities by deducting costs related to such activity from taxes, while at the same time allowing Pemex-Exploration and Production to reach its objectives with respect to production and reserves restitution on a gradual and economically feasible basis.

               He outlined that, due to the fact that tax collection is directly linked to production, and in turn to the investment level PEMEX implements, additional availability of PEMEX’s own resources from the fiscal regime will result in higher investment levels, and consequently in an increase in hydrocarbon production and tax collection.

               He emphasized that, based on the fiscal regime change, Pemex-Refining, Pemex-Gas and Basic Petrochemical, Pemex-Petrochemicals and PEMEX, will receive a similar fiscal treatment to that applied to any other company in Mexico, by paying taxes on Petroleum Yields (IRP) on revenues less expenses and costs.

               Likewise, the Chief Financial Officer disclosed that the approved format for Pemex-Exploration and Production is basically made up of the Ordinary Hydrocarbon Duty, which sets a rate based on the difference between revenues and deductions, and the Hydrocarbon Duty for the Stabilization Fund, which contemplates an applicable rate based on the whole crude production value, whenever the price exceeds U.S. $ 22.

               The Extraordinary Duty on Petroleum Exports, as defined, applies 13.1% to the differential between the contemplated price for the Mexican crude oil basket and the agreed price under the Revenues Law for the current year, multiplied by the exported volume. The Duty for Petroleum Supervision sets a .003% rate on the value of the total exploited production and the Duty for the Fund for Scientific and Technological Research on Energy Issues, which sets a 0.05% rate on production value as well. This collection will be allocated to the Mexican Petroleum Institute, based on the Federation Expenditures Budget.

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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Mauricio Alazraki Pfeffer Mauricio Alazraki Pfeffer Associate Managing Director of Finance

 Date: December 23, 2005

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.